EXHIBIT 99.17

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release October 28, 2003 Symbol: ORZ.TSX

OREZONE COMPLETES $10.1 MILLION BOUGHT DEAL FINANCING

OREZONE RESOURCES INC. (ORZ. TSX) is pleased to announce it has completed a bought deal financing through a syndicate of underwriters co-lead by Canaccord Capital Corporation and BMO Nesbitt Burns Inc. including Pacific International Securities Inc, and Westwind Partners Inc. Orezone has issued 11,200,000 units at $0.90 per unit, for gross proceeds of C$10,080,000. Each unit is comprised of one Class A share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one additional Class A share for $1.20 for 18 months.

With this financing, Orezone will have approximately C$14,500,000 in cash and approximately 101 million shares issued and outstanding or 120 million shares on a fully diluted basis. Proceeds of this financing will be used to accelerate several of its projects towards prefeasibility and significantly increase Orezone’s ability to define more resources on its advanced gold projects in Burkina Faso, West Africa.

Orezone is currently drilling a 35,000m drill program on three of its project in the fourth quarter. As part of this program, Orezone commenced drilling on October 9th on its flagship Essakan Project. Essakan is optioned to Gold Fields Limited with Orezone as the operator. Gold Fields may spend US$8.0 million to earn a 50% interest and complete a bankable feasibility to earn 60%.

Orezone has drilled over 7,500m of RAB drilling on Essakan and over 2,500m RC drilling on its 100% owned Sega Project. Results are expected on both projects within the next two weeks.

Orezone is an emerging gold producer focused on adding shareholder value through the exploration and development of its advanced gold projects in West Africa.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

NOT FOR RELEASE OR DISSEMINATION IN THE UNITED STATES OF AMERICA

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
e-mail:  info@orezone.com      website:  www.orezone.com